Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 27, 2020

Relating to Preliminary Prospectus Supplement dated October 27, 2020

Registration Statement No. 333-249595

Tractor Supply Company

$650,000,000 1.750% Notes due 2030

Final Term Sheet

Dated October 27, 2020

This term sheet is qualified in its entirety by reference to the base prospectus, dated October 22, 2020 and the preliminary prospectus supplement, dated October 27, 2020 (together, the “Preliminary Prospectus”). The information in this pricing term sheet relates to the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Tractor Supply Company (the “Company”)

Trade Date:	October 27, 2020

Settlement Date (T+3):	October 30, 2020

Ratings* (Moody’s/S&P):	Baa1 (Stable) / BBB (Stable)

Aggregate Principal Amount Offered:	$650,000,000

Maturity Date:	November 1, 2030

Coupon (Interest Rate):	1.750% per annum

Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, beginning May 1, 2021

Benchmark Treasury:	UST 0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	98-19+ / 0.774%

Spread to Benchmark Treasury:	T + 110 basis points

Yield to Maturity:	1.874%

Public Offering Price:	98.874% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$638,456,000

Make-Whole Call:	Prior to August 1, 2030 at T + 20 basis points

Par Call:	On or after August 1, 2030

Change of Control:	The Company will be required to make an offer to repurchase the notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a change of control triggering event

CUSIP / ISIN:	892356 AA4 / US892356AA40

Joint Book Running Managers:	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC Regions Securities LLC

Senior Co-Managers:	BofA Securities, Inc. Fifth Third Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Truist Securities, Inc. PNC Capital Markets LLC

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about October 30, 2020, which will be the third business day following the date of this term sheet (such settlement being referred to as T+3). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade notes prior to two business days before delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the notes prior to two business days before their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at (866) 471-2526 or Wells Fargo Securities, LLC at (800) 645-3751.